Exhibit 99.164

EXPERT’S CONSENT

The undersigned hereby consents to the use of his name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Lake Shore Gold Corp. (the “Registrant”) being filed with the United States Securities and Exchange Commission:

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2010, dated as of March 30, 2011, filed on March 30, 2011.
2.	Annual Report of the Registrant for the year ended December 31, 2010, filed April 15, 2011.
3.	News Release of the Registrant dated July 22, 2010.
4.	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2010 and 2009, filed March 9, 2011.
5.	Management’s Discussion and Analysis for the three and nine months ended September 30, 2010, and 2009, filed November 10, 2010.

Dated: May 16, 2011.

/s/ Mike Roberts
MIKE ROBERTS, P. Geo.